

Capital Markets Day

June 15, 2021



Accelerating our transition

Anders Opedal

President and Chief Executive Officer



Five decades
as an **energy pioneer**





Always safe
High value
Low carbon

Focused strategy

built on our strengths and
technology leadership

—

Creating value

as an early mover and
industry shaper

—

Net-zero

ambition backed by actions

—

Safety
Performance indicators

Serious Incident Frequency - SIF
Serious incidents per million work-hours. Twelve months average.



2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Q1 2021
1.1	1.0	0.8	0.6	0.6	0.8	0.6	0.5	0.6	0.5	0.5

Total Recordable Injury Frequency - TRIF
Total incidents per million work-hours. Twelve months average.



2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Q1 2021
4.2	4.4	3.8	3.8	3.0	2.7	2.7	2.8	2.8	2.3	2.3

Serious oil and gas leakages
Number of leakages with a rate above 0.1 kg/second.



2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Q1 2021
15	8	19	13	21	18	15	12	10	11	2

Accelerating our transition while growing cashflow and returns

OIL & GAS
Strong cash engine
Capitalising on advantaged portfolio

RENEWABLES
High value growth
Accelerating development of our strong industrial position

LOW CARBON SOLUTIONS
Shaping new markets
A leader in carbon management and clean hydrogen

DELIVERING
TRANSITION



● Share of Equinor gross capex[1] to renewables and low carbon solutions

4%
in 2020

~12%
in 2021

>50%
by 2030

ON THE WAY TO
NET ZERO



-20%
by 2030

-40%
by 2035

-100%
by 2050

Net carbon intensity
Scope 1, 2 & 3

ATTRACTIVE
RETURNS AND DISTRIBUTION

~12%
Return on capital employed (RoACE) 2021-30

Based on 60 USD per bbl. Nominal return

1. Gross capex defined as capex before project financing

OIL & GAS

Capitalising on our **advantaged portfolio**


equinor
Johan Sverdrup continues to improve
15 USD PER BBL
Full field break-even

Strong cash engine, maintaining production at current levels to 2030

>45 BILLION USD

Free cashflow oil & gas 2021-26

Based on 60 USD per bbl

Resilient portfolio with short payback time, optimising around high value areas

<35 USD PER BBL

Break-even, projects coming on stream by 2030

Volume weighted average

<2.5 YEARS

Average payback time

Based on 60 USD per bbl
Volume weighted, from production start including IOR

Setting a new standard for carbon efficient operations

~6 KG PER BOE

CO_2 upstream intensity by 2030

Scope 1 CO_2 emissions, Equinor operated, 100% basis

RENEWABLES

Accelerating development of our **strong industrial position**





equinor
Capitalising on early mover advantage
1.7 BILLION USD
Total capital gains from farmdowns

Building on competitive advantages and established position

~23 BILLION USD

Gross capex to renewables 2021-26

Bringing ambitions forward, based on early access at scale

12-16 GW

Installed capacity 2030

Equinor share

Enhancing returns through farmdowns and financing

4-8%

Real base project return

Equivalent to 6-10% nominal returns. Excluding effects from farmdowns and project financing

12-16%

Nominal equity return

US and UK development projects with secured offtake contracts



LOW CARBON SOLUTIONS

A leader in carbon management and clean hydrogen

NCS basin master within CO_2 transport and storage

15-30 MILLION TONNES PER ANNUM

CO_2 transport and storage capacity by 2035

Equinor share

Becoming a major European supplier of hydrogen

3-5 MAJOR INDUSTRIAL CLUSTERS

Clean hydrogen projects by 2035

Developing Northern Lights – Europe's first third party source CO_2 storage

5 MILLION TONNES PER ANNUM

CO_2 storage capacity phase 1 and 2

100% basis

Net-zero
ambition backed by action

Advantaged upstream position

- <8 kg CO_2 per boe by 2025 and ~6 kg CO_2 per boe by 2030[1]
- Carbon neutral Equinor global operations by 2030[2]

Accelerating renewables

- 12-16 GW installed capacity by 2030[3]

Scaling up CCS and hydrogen

- 15-30 million tonnes CO_2 storage per year by 2035[3]
- 3-5 major industrial clusters for clean hydrogen projects by 2035

1. Upstream intensity, scope 1 CO_2 emissions, Equinor operated, 100% basis
2. Scope 1 and 2 GHG emissions. Remaining emissions will be compensated through quota trading mechanisms and offsets.
3. Equinor share



Net carbon intensity of energy provided
Scope 1, 2 and 3

Ratio of contributors to reductions
- Oil and gas
- Renewables
- CCS & H2
- Other

g CO_2e/MJ

- 20%
- 40%
- 100% — 68

- ~12%
- >30%
- >50%

2019 2021 2025 2030 2035 2050

■ Net carbon intensity
▫ Share of gross capex to renewables and low carbon solutions
  For illustration purposes only

Delivering competitive capital distribution

Reflecting cashflow strength and resilience

Continued growth in cash dividend

- Cash dividend increase to 18 cents per share

- Maintaining an ambition to grow the annual cash dividend, measured in USD per share, in line with long-term underlying earnings

Share buy-back as part of the capital distribution

- Annual buy-back programme of around 1.2 billion USD, starting from 2022

- A 600 million USD programme for 2021

- Share buy-back subject to:

    - Brent oil prices in or above the range 50-60 USD/bbl

    - Net debt ratio expected within the guided ambition of 15-30%

    - Commodity prices

    - Renewal of board authorisation at the Annual General Meetings in 2022 and onwards

- Share buy-back can also be used more extensively to optimise capital structure





18 CENTS PER SHARE

Quarterly cash dividend

The Board will declare a dividend of 18 cents per share in connection with 2Q 2021 results

1.2 BILLION USD

Annual share buy-back from 2022

Including the government share

600 MILLION USD

Buy-back in 2021

First tranche of 300 million USD including the government share to be launched after 2Q 2021

Accelerating our transition while growing cashflow and returns



Accelerating transition

- 40% reduction in net carbon intensity by 2035

- >50% of gross capex to renewables and low carbon solutions by 2030

- 12-16 GW renewable capacity by 2030

Growing cashflow and returns

- <2.5 years payback time on oil and gas project portfolio

- ~35 billion USD group free cashflow 2021-26[1]

- ~12% RoACE from 2021-30

Competitive capital distribution

- Cash dividend increase to 18 cents per share

- Annual buy-back programme of around 1.2 billion USD, starting from 2022

- 600 million USD programme for 2021

1. Based on 60 USD per bbl, before capital distribution

Forward-looking statements

This presentation contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "accelerating", "ambition", "believe", "consistent", "continue", "could", "estimate", "expect", "focus", "guidance", "in line with", "leading", "likely", "may", "outlook", "plan", "strategy", "target", "will" and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations with respect to Equinor's climate ambitions and energy transition, including but not limited to: its net zero and net carbon intensity ambitions, carbon efficiency, carbon-neutral global operations, internal carbon price on investment decisions, R&D and venture capital allocation, break-even considerations and targets, investments, financial metrics for investment decisions, profitable growth, net debt ratio, non-GAAP measures, performance indicators, IRR (Internal Rate of Return), future competitiveness, future levels of, and expected value creation from, oil and gas production, scale and composition of the oil and gas portfolio, cost and UPC (Unit of Production Cost), CAGR (Compound Annual Growth Rate), research and development capital allocation, development of CCUS and hydrogen businesses and use of offset mechanisms and natural sinks, start-up of projects through 2030; and ROACE in 2021-2030; plans to achieve improvements with a cash flow effect of more than USD 4 billion from 2020 to 2025; expectations to achieve a production capacity of 12 to 16 GW (equity) from renewable projects in 2030; reaching ambitions of >50% of Equinor gross capex going to renewables and low carbon solutions; aims and ambitions with respect to renewable energy and low carbon solutions, including ambitions for enhancing returns through farm-downs and financing, and Equinor Co2 transport and storage capacity (equity) by 2035, installed capacity, number of hydrogen projects by 2035 and CO2 storage capacity phase 1 and 2 for Northern Lights; market outlook and future economic projections and assumptions; organic capital expenditures through 2024; cashflow and ambitions on free cashflow, average breakeven and payback time on the portfolio coming on stream by 2030; expected dividend distributions and; share buy-back programme, including expectations regarding the timing and amount to be purchased and the redemption of the Norwegian State's shares.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including societal shifts in consumer demand and technological advancements; levels of industry product supply, demand and pricing in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members and the uncertainty regarding demand created by the Covid-19 pandemic; the impact of Covid-19 or other pandemic outbreaks; health, safety and environmental risks; price and availability of alternative fuels; the political and economic policies of Norway and other jurisdictions where we have assets; general economic conditions; an inability to meet strategic objectives or exploit growth or investment opportunities; adverse changes in tax regimes; currency exchange rate and interest rate fluctuations; the development and use of new technology; geological or technical difficulties; operational problems; the difficulties involving transportation infrastructure; the actions of competitors; the actions of counterparties; the actions of governments (including the Norwegian state as majority shareholder); political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new projects, fields or wells on

stream; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems, natural disasters, adverse weather conditions; climate change and other changes to business conditions; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; counterparty defaults; an inability to attract and retain skilled personnel; relevant governmental approvals; the political and economic policies of Norway and other oil-producing countries; EU developments; labour relations and industrial actions by workers and other factors discussed elsewhere in Equinor's publications.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that future results will meet these expectations. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report and Form 20-F 2020, filed with the U.S. Securities and Exchange Commission (and section Risk review – Risk factors thereof), which is available at Equinor's website www.equinor.com.

You should not place undue reliance on these forward-looking statements. Equinor does not assume any responsibility for the accuracy and completeness of any forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this presentation, whether to make them either conform to actual results or changes in our expectations or otherwise.

The achievement of Equinor's net carbon intensity ambition depends, in part, on broader societal shifts in consumer demands and technological advancements, each of which are beyond Equinor's control. Should society's demands and technological innovation not shift in parallel with Equinor's pursuit of significant greenhouse gas emission reductions, Equinor's ability to meet its climate ambitions will be impaired. Equinor is including an estimate of emissions from the use of sold products (GHG protocol category 11) in the calculation of its net zero ambition and net carbon intensity ambition as a means to more accurately evaluate the emission lifecycle of what we produce to respond to the energy transition and potential business opportunities arising from shifting consumer demands. Including these emissions in the calculations should in no way be construed as an acceptance by Equinor of responsibility for the emissions caused by such use.

Prices used in the presentation material are given in real 2020 value, unless otherwise stated. Forward looking cash-flows are in nominal terms. Break-evens and NPVs are in real 2021 terms and are based on life cycle cash-flows from Final Investment Decision dates. We also confirm that we have obtained approval from Independent Project Analysis (IPA), International Energy Agency (IEA), BloombergNEF and Wood Mackenzie to publish data referred to on slides in this presentation.

We use certain terms in this presentation, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.



Value creation through the energy transition

Svein Skeie

Chief Financial Officer

Delivering strong cashflow with advantaged capital flexibility

- Strong cashflow generating capacity to fund the energy transition and capital distribution

- Capex flexibility retained

- Maintain oil and gas production with low emissions

- Growing significantly in renewables and low carbon solutions

CFFO[1] and capex[2]
Billion USD, average per year



2021-22

2023-24

2025-30

CFFO   Capex   CFFO   Capex   CFFO   Capex

■ 50 USD/bbl   ■ 60 USD/bbl   ■ 70 USD/bbl

■ O&G Sanctioned   ■ O&G Non-Sanctioned ■ Renewables / Low Carbon Solutions

1. CFFO: Cashflow from operations after tax. Scenario assumptions are based on real prices Brent Blend USD per barrel / NBP USD per MMBtu: 50/5, 60/6, and 70/7
2. Organic capex net to Equinor after project finance.



Equity oil and gas production
Million boe per day



Equity renewables installed capacity
GW



A focused oil and gas portfolio

- Optimising portfolio around high value hubs

- High value creation from IOR and tie-ins

- Leveraging on advantaged low cost, low emissions position

- Exploration mainly around existing infrastructure



equinor

>45 BILLION USD

Free cashflow from oil and gas 2021-26

Based on 60 USD per bbl.

~30 USD PER BBL

Oil and gas cashflow neutral 2021-26

~5 USD PER BOE

Unit production cost 2021-26

Real terms 2021

<2 USD PER MMBTU

Gas supply cost to Europe



A resilient oil and gas
project portfolio delivering high value

Projects coming on stream before 2030

~30%
Internal rate of return

Based on 60 USD per bbl
Volume weighted average
Real terms

<35 USD PER BBL
Break-even

Volume weighted average

<2.5 YEARS
**Average
payback time**

Based on 60 USD per bbl
Volume weighted, from production start.
Including IOR

~6 KG PER BOE
CO_2 upstream intensity

Project lifetime intensity. Scope 1 CO_2
emissions, Equinor operated, 100% basis.

Major start-ups[1]

Sanctioned		Non-sanctioned[2]	
2H2021 - 2022	**2023 - 2024**	**2022 - 2025**	**2026 - 2030**
Troll Phase 3	Johan Castberg	Asterix	Krafla
Ærfugl Phase 2	Askeladd West	Halten Øst	Garantiana
Johan Sverdrup Phase 2	Bacalhau Phase 1	Ormen Lange Phase 3	BM-C-33
Peregrino Phase 2	North Komsolmoskoye Stage 1	Karabagh	Rosebank
Njord	Breidablikk (awaiting ministry approval)	North Platte	Bacalhau Phase 2
Vito		Oseberg GCU	Wisting
		Snøhvit FP 2 (OC)	Bay du Nord
		Angara Oil	Peon
			Fram Area



Break-even
USD per bbl

1. Major project list is not exhaustive
2. Indicative start-up dates

Creating value through early access and optionality in renewables

Enhancing returns through farmdowns and financing
Real internal rate of return
Illustrative effects



Base returns | Farmdown | Project returns | Project Finance | Equity returns



Major start-ups before 2030[1]

Sanctioned		Non-sanctioned	
2H2021 – 2022	**2023 – 2025**	**Contract awarded**	**Planning**
Hywind Tampen	Dogger Bank A	Dogger Bank C	Beacon Wind II
Guanizul 2A	Dogger Bank B	Empire Wind I	MFW Bałtyk I
		Empire Wind II	Sheringham Shoal and Dudgeon Extension
		Beacon Wind I	Firefly
		MFW Bałtyk II & III	Donghae

4-8%
Real base project return

Equivalent to 6-10% nominal returns.
Excluding effects from farmdowns and project financing

~23 BILLION USD
Gross capex renewables 2021-26

12-16%
Nominal equity return

US and UK development projects with secured offtake contracts

~12 BILLION USD
Net capex renewables 2021-26

1. Major project list is not exhaustive

Increasing the improvement ambition to above 4 billion USD



Improvements ambitions
Cashflow impact before tax 2020-25
Billion USD



2	3	4
CMU 2019	CMU 2020	CMD 2021

Main Improvement projects:

- Integrated Operations Center (IOC)
- Automated Drilling Control
- Automated Production Optimisation
- Subsurface Digital
- Digital Operations
- Digital Project Development

The IOC delivered...

>50%

Above forecasted improvements in 2020

And is expected to deliver...

>2 BILLION USD

Increase in production revenues 2020-25

Financial framework

Generating strong cashflow to fund our transition and competitive shareholder distributions

Maintaining solid returns

- Resilient portfolio provides solid returns also in low-price environments, with significant upside

Resilient financial position

- Strong cash generation and capital flexibility
- Long-term net debt ratio ambition of 15-30%[1]
- Credit rating ambition remains on the single A category on a stand-alone basis

Competitive capital distribution to shareholders

- Cash dividend increase to 18 cents per share
- Annual buy-back programme of around 1.2 billion USD, starting from 2022[2]
- 600 million USD programme for 2021[2]

1. 20-35% including IFRS 16
2. Subject to conditions outlined in the CEO CMD 2021 presentation
3. Excluding IFRS 16

18 CENTS PER SHARE

Quarterly cash dividend

The Board will declare a dividend of 18 cents per share in connection with 2Q 2021 results

1.2 BILLION USD

Annual share buy-back from 2022

Including the government share

600 MILLION USD

Buy-back in 2021

First tranche of 300 million USD including the government share to be launched after 2Q 2021

Maintaining returns in the energy transition
Adjusted RoACE [3]



Resilient balance sheet
Net debt ratio development[3]



Accelerating our transition
while growing cashflow and returns



Accelerating transition

- 40% reduction in net carbon intensity by 2035
- >50% of gross capex to renewables and low carbon solutions by 2030
- 12-16 GW renewable capacity by 2030

Growing cashflow and returns

- <2.5 years payback time on oil and gas project portfolio
- ~35 billion USD group free cashflow 2021-26
- ~12% RoACE from 2021-30

Competitive capital distribution

- Cash dividend increase to 18 cents per share
- Annual buy-back programme of around 1.2 billion USD, starting from 2022
- 600 million USD programme for 2021

	Outlook		
Capex[1]	2021-22	**9-10**	BILLION USD
	2023-24	**~12**	BILLION USD
Production growth[2]	2020-21	**~2**	PERCENT

1. Annual average capex based on USD/NOK of 9
2. 2020 production rebased for portfolio measures

Forward-looking statements

This presentation contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "accelerating", "ambition", "believe", "consistent", "continue", "could", "estimate", "expect", "focus", "guidance", "in line with", "leading", "likely", "may", "outlook", "plan", "strategy", "target", "will" and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations with respect to Equinor's climate ambitions and energy transition, including but not limited to: its net zero and net carbon intensity ambitions, carbon efficiency, carbon-neutral global operations, internal carbon price on investment decisions, R&D and venture capital allocation, break-even considerations and targets, investments, financial metrics for investment decisions, profitable growth, net debt ratio, non-GAAP measures, performance indicators, IRR (Internal Rate of Return), future competitiveness, future levels of, and expected value creation from, oil and gas production, scale and composition of the oil and gas portfolio, cost and UPC (Unit of Production Cost), CAGR (Compound Annual Growth Rate), research and development capital allocation, development of CCUS and hydrogen businesses and use of offset mechanisms and natural sinks, start-up of projects through 2030; and ROACE in 2021-2030; plans to achieve improvements with a cash flow effect of more than USD 4 billion from 2020 to 2025; expectations to achieve a production capacity of 12 to 16 GW (equity) from renewable projects in 2030; reaching ambitions of >50% of Equinor gross capex going to renewables and low carbon solutions; aims and ambitions with respect to renewable energy and low carbon solutions, including ambitions for enhancing returns through farm-downs and financing, and Equinor Co2 transport and storage capacity (equity) by 2035, installed capacity, number of hydrogen projects by 2035 and CO2 storage capacity phase 1 and 2 for Northern Lights; market outlook and future economic projections and assumptions; organic capital expenditures through 2024; cashflow and ambitions on free cashflow, average breakeven and payback time on the portfolio coming on stream by 2030; expected dividend distributions and; share buy-back programme, including expectations regarding the timing and amount to be purchased and the redemption of the Norwegian State's shares.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including societal shifts in consumer demand and technological advancements, levels of industry product supply, demand and pricing in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members and the uncertainty regarding demand created by the Covid-19 pandemic; the impact of Covid-19 or other pandemic outbreaks; health, safety and environmental risks; price and availability of alternative fuels; the political and economic policies of Norway and other jurisdictions where we have assets; general economic conditions; an inability to meet strategic objectives or exploit growth or investment opportunities; adverse changes in tax regimes; currency exchange rate and interest rate fluctuations; the development and use of new technology; geological or technical difficulties; operational problems; the difficulties involving transportation infrastructure; the actions of competitors; the actions of counterparties; the actions of governments (including the Norwegian state as majority shareholder); political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new projects, fields or wells on

stream; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems, natural disasters, adverse weather conditions; climate change and other changes to business conditions; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; counterparty defaults; an inability to attract and retain skilled personnel; relevant governmental approvals; the political and economic policies of Norway and other oil-producing countries; EU developments; labour relations and industrial actions by workers and other factors discussed elsewhere in Equinor's publications.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that future results will meet these expectations. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report and Form 20-F 2020, filed with the U.S. Securities and Exchange Commission (and section Risk review – Risk factors thereof), which is available at Equinor's website www.equinor.com.

You should not place undue reliance on these forward-looking statements. Equinor does not assume any responsibility for the accuracy and completeness of any forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this presentation, whether to make them either conform to actual results or changes in our expectations or otherwise.

The achievement of Equinor's net carbon intensity ambition depends, in part, on broader societal shifts in consumer demands and technological advancements, each of which are beyond Equinor's control. Should society's demands and technological innovation not shift in parallel with Equinor's pursuit of significant greenhouse gas emission reductions, Equinor's ability to meet its climate ambitions will be impaired. Equinor is including an estimate of emissions from the use of sold products (GHG protocol category 11) in the calculation of its net zero ambition and net carbon intensity ambition as a means to more accurately evaluate the emission lifecycle of what we produce to respond to the energy transition and potential business opportunities arising from shifting consumer demands. Including these emissions in the calculations should in no way be construed as an acceptance by Equinor of responsibility for the emissions caused by such use.

Prices used in the presentation material are given in real 2020 value, unless otherwise stated. Forward looking cash-flows are in nominal terms. Break-evens and NPVs are in real 2021 terms and are based on life cycle cash-flows from Final Investment Decision dates. We also confirm that we have obtained approval from Independent Project Analysis (IPA), International Energy Agency (IEA), BloombergNEF and Wood Mackenzie to publish data referred to on slides in this presentation.

We use certain terms in this presentation, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Investor Relations in Equinor

E-mail: irpost@equinor.com

Investor Relations Europe

Peter Hutton	Senior Vice President	phutt@equinor.com	+44 788 191 8792
Lars Valdresbråten	IR Officer	lava@equinor.com	+47 40 28 17 89
Erik Gonder	IR Officer	ergon@equinor.com	+47 99 56 26 11
Amberley Doskey	IR Officer	amlev@equinor.com	+44 758 468 1246
Fan Gao	IR Officer	fgao@equinor.com	+44 777 191 8026
Dennis Arthur	IR Officer	dear@equinor.com	+44 782 527 5429
Anne Sofie Dahle	Senior Consultant	asda@equinor.com	+47 90 88 75 54

Investor Relations USA & Canada

Helge Hove Haldorsen	Vice President	hehh@equinor.com	+1 281 224 0140